Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Triple Flag Precious Metals Corp. (“Triple Flag”)

161 Bay Street, Suite 4535

Toronto, ON M5J 2S1

Item 2 - Date of Material Change:

January 19, 2023

Item 3 – News Release:

A joint news release with respect to the material change referenced in this report was disseminated on January 19, 2023, by Triple Flag and Maverix Metals Inc. (“Maverix”) via Canada Newswire and a copy was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Item 4 – Summary of Material Change:

On January 19, 2023, Triple Flag and Maverix announced the completion of the previously announced acquisition of Maverix by Triple Flag by way of plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”).

As a result of the completion of the Arrangement, Maverix became a wholly-owned subsidiary of Triple Flag.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On January 19, 2022, Triple Flag and Maverix announced the completion of the Arrangement, whereby Triple Flag acquired all of the issued and outstanding common shares of Maverix (the “Maverix Shares”) pursuant to the terms of an arrangement agreement dated November 9, 2022, between Maverix and Triple Flag. As a result of the Arrangement, the common shares of Maverix have been delisted from the Toronto Stock Exchange and the NYSE American and Maverix will apply to the Canadian securities regulators to cease to be a reporting issuer in the applicable jurisdictions, and Maverix will deregister its shares under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

Pursuant to the Arrangement, holders of Maverix Shares elected to receive, as consideration for their Maverix Shares, either US$3.92 in cash (the “Cash Consideration”) or 0.360 of a common share of Triple Flag (the “Share Consideration”) for each Maverix Share held. The Cash Consideration and the Share Consideration were subject to pro-ration such that the Cash Consideration would not exceed 15% of the total consideration and the Share Consideration would not exceed 85% of the total consideration.

Pursuant to the Arrangement, holders of Maverix Shares received, in aggregate, cash consideration of US$86,665,778 and 45,097,390 common shares of Triple Flag (the “Triple Flag Shares”). The Triple Flag Shares issued pursuant to the Arrangement are expected to be listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange. With the completion of the Arrangement, existing Triple Flag and former Maverix shareholders are expected to own approximately 78% and 22% of the pro forma outstanding shares of Triple Flag, respectively.

Effective on closing of the Arrangement, the board of directors of Triple Flag consists of: Dawn Whittaker (Chair), Susan Allen, Tim Baker, Geoffrey Burns, Mark Cicirelli, Peter O’Hagan, Blake Rhodes and Shaun Usmar.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The following is the name and telephone number of an executive officer of Triple Flag who is knowledgeable about the material change and this report:

Contact:	Sheldon Vanderkooy
Phone No:	(416) 304-9741

Item 9 – Date of Report:

January 25, 2023

Cautionary Note Regarding Forward-Looking Information and Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this material change report includes Triple Flag’s assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this material change report regarding the Arrangement and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent Triple Flag’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this material change report is based on Triple Flag’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, its assumptions regarding the Arrangement (including, but not limited to, its ability to derive the anticipated benefits therefrom), as well as other factors that it currently believes are appropriate and reasonable in the circumstances. The forward-looking information contained in this material change report is also based upon a number of assumptions, including the ongoing operation of the properties in which Triple Flag holds a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of Triple Flag’s business strategies, that operations, or ramp-up where applicable, at properties in which it holds a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in Triple Flag’s annual information form and in its most recent management’s discussion and analysis as filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although Triple Flag has attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to Triple Flag or that it presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this material change report represents Triple Flag’s expectations as of the date of this material change report and is subject to change after such date. Triple Flag disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this material change report is expressly qualified by the foregoing cautionary statements.